Amended Exhibit 11

Information for Computation of Earnings per Share

The numerators and denominators of basic and fully diluted earnings per share are as follows:

	Three Months Ended March 31, 2000	Period from Inception (March 18, 1999) to December 31, 1999
Net loss allocable to common denominator (numerator)	$ (5,364,955)	$ (16,084,535)
Share used in the calculation (denominator)
Weighted average shares outstanding	100	100
Effect of diluted stock options
Fully diluted shares	100	100

Basic earnings per share	$ (53,650)	$ (160,845)

Fully diluted earnings per share	$ (53,650)	$ (160,845)